UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Q4 and Full Year 2009 Results. Dated February 03, 2010	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 03, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q4 and Full Year 2009 Results

Tel Aviv, February 3, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G WiMAX™ and wireless broadband solutions, today announced financial results for the fourth quarter and year ended December, 31, 2009.

Q4 Highlights:
•	GAAP operating loss of ($1.3) million; non-GAAP operating profit of $0.6 million
•	GAAP net loss of ($0.02) per share; non-GAAP net income of $0.01 per share
•	WiMAX revenues up 5% sequentially to $42.7 million
•	WiMAX shipments down 9% sequentially to $34.2 million

2009 Highlights (compared to 2008):
•	Reduced GAAP operating expenses by 16%; reduced non-GAAP operating expenses by 14%
•	GAAP operating loss of ($8.0) million; non-GAAP operating loss of ($0.6) million
•	GAAP net loss of ($0.12) per share; non-GAAP net income of $0.01 per share
•	WiMAX revenues up 5% to $179 million
•	WiMAX shipments down 20% to $152 million

In the fourth quarter of 2009, total revenues were $60.2 million, an increase of 3.1% from $58.4 million in the third quarter of 2009, and a decrease of 14% from $70.1 million in the fourth quarter of 2008.

GAAP net loss in the fourth quarter of 2009 was ($1.3) million, or ($0.02) per share, compared to a net loss of ($1.0) million, or ($0.02) per share in Q3 2009. GAAP net loss in the fourth quarter of 2008 was ($4.8) million, or ($0.08) per share.

Excluding the amortization of intangibles, stock based compensation, restructuring and other charges, net, on a non-GAAP basis, the company reported net income of $0.7 million in the fourth quarter of 2009, or $0.01 per diluted share, compared with non-GAAP net income of $0.2 million, or $0.00 per diluted share in the third quarter of 2009, and non-GAAP net loss of ($0.4) million, or ($0.01) per diluted share in the fourth quarter of 2008.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the fourth quarter of 2009 and the comparative periods.

Cashused in operations was ($5.8) million. As of December 31, 2009, cash, cash equivalents and investments totaled $118 million.

Comments from Management

“We are pleased with the increase in WiMAX revenues in 2009 and our ability to deliver a non-GAAP profit in the face of business challenges arising from the worst global economic crisis in a generation,” said Eran Gorev, president and CEO of Alvarion. “Throughout the year, operators’ interest in deploying WiMAX networks remained robust and the WiMAX ecosystem continued to expand.

“Several important business catalysts expected in Q4, such as the awarding of broadband stimulus funds in the U.S. and the auction of WiMAX spectrum in India, have been delayed and are now expected to materialize during 2010.

“By Q4, there were over 120 WiMAX Forum-certified subscriber devices available.  As additional devices are introduced, more spectrum is allocated, new vertical market applications are launched and additional funds are made available to help conquer the digital divide, we believe the future of WiMAX is bright.

“During 2009, we acted decisively to streamline the organization, improve efficiency and lower our breakeven point to position the company to deliver operating leverage as revenues improve.  As a result, we achieved a non-GAAP operating profit in Q4.

“Looking ahead, we expect gradual improvement during the second half of 2010 as the tight credit environment starts to ease and some of the business catalysts materialize.”

Q1 2010 Guidance

The company’s revenue guidance for Q1 2010 is $50 to $60 million.  Based on the indicated revenue range, non-GAAP per share results are expected to range between a loss of ($0.07) and profit of $0.01. GAAP per share results are expected to range between a loss of ($0.10) and ($0.02).

Alvarion management will host a conference call today, February 3, at 9:00 a.m. Eastern time to discuss the quarter.

Please call the following dial in number to participate:
USA: (800) 230-1096; International: +1(612) 332-0107.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on February 3, 2010 through 11:59 a.m. EST on March 3, 2010.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 140419.

Alvarion has scheduled dates for the earnings announcements during 2010 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman at kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX" is a trademark of the WiMAX Forum.
"Alvarion" is a registered trademark of Alvarion Ltd. in certain jurisdictions.
All other companies' names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

			Three	Three	Three
	Year Ended	Year Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2009	2008	2009	2008	2009

Sales	$245,239	$281,281	$60,241	$70,094	$58,383

Cost of sales	132,454	147,783	32,202	38,751	30,925
Gross profit	112,785	133,498	28,039	31,343	27,458

Operating expenses:
Research and development, net	50,790	59,679	10,790	14,646	12,330
Selling and marketing	52,022	60,521	12,857	14,909	12,824
General and administrative	15,087	18,813	3,584	4,773	3,757
Amortization of intangible assets	132	1,327	33	(267)	33
Restructuring and other related expenses (*)	2,787	2,914	2,119	2,914	-
Total Operating expenses	120,818	143,254	29,383	36,975	28,944
Operating loss	(8,033)	(9,756)	(1,344)	(5,632)	(1,486)

Other loss	(823)	-	(74)	-	-

Financial income, net	1,668	4,297	117	783	454
Net income (loss)	(7,188)	(5,459)	(1,301)	(4,849)	(1,032)

Basic net earnings (loss) per share:	(0.12)	$(0.09)	$(0.02)	$(0.08)	(0.02)

Weighted average number of shares used in computing basic net earnings (loss) per share	$62,023	62,925	62,095	62,330	$62,054

Diluted net earnings (loss) per share:	(0.12)	$(0.09)	$(0.02)	$(0.08)	(0.02)

Weighted average number of shares used in computing diluted net earnings (loss) per share	$62,023	62,925	62,095	62,330	$62,054

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended December 31, 2009				Three Months Ended September 30, 2009 Non-GAAP
	GAAP	Adjustments		Non-GAAP

Sales	$60,241	$-		60,241	$58,383

Cost of sales	32,202	32	(a)	32,234	30,832
Gross profit	28,039	(32)		28,007	27,551

Operating expenses:
Research and development, net	10,790	(10	) (a)	10,780	11,837
Selling and marketing	12,857	109	(a)	12,966	12,467
General and administrative	3,584	70	(a)	3,654	3,523
Amortization of intangible assets	33	(33	) (b)	-	-
Restructuring and other related expenses	2,119	(2,119	) (c)	-	-
Total Operating expenses	29,383	(1,983)		27,400	27,827
Operating profit (loss)	(1,344)	1,951		607	(276)

Other loss	(74)	74.00		0

Financial income, net	117	-		117	454
Net income (loss)	(1,301)	2,025		724	$178

Basic net earnings (loss) per share	(0.02)			0.01	0.00

Weighted average number of shares used in computing basic net earnings (loss) per share	$62,095			62,095	62,054

Diluted net earnings (loss) per share	(0.02)			0.01	0.00

Weighted average number of shares used in computing diluted net earnings (loss) per share	$62,095			64,515	64,605

(a)
The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

(c)	Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF
ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND ONE TIME CHARGES

U.S. dollars in thousands (except per share data)

			Three	Three	Three
	Year Ended	Year Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2009	2008	2009	2008	2009

Net income (loss) according to US GAAP	$(7,188)	$(5,459)	$(1,301)	$(4,849)	$(1,032)

Amortization of acquired intangibles	132	1,327	33	(267)	33

Stock based compensation expenses related to SFAS 123R	4,246	7,561	(201)	1,789	1,177

Restructuring and other related expenses (*)	2,787	2,914	2,119	2,914	-

Other loss	823		74		-

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$800	$6,343	$724	$(413)	$178

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$0.01	$0.10	$0.01	$(0.01)	$0.00

Weighted average number of shares used in computing basic net earnings (loss) per share	62,023	62,925	62,095	62,330	62,054

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$0.01	$0.10	$0.01	$(0.01)	$0.00

Weighted average number of shares used in computing diluted net earnings (loss) per share	64,184	64,143	64,515	62,330	64,605

(*) Results of the organizational changeand and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2009	2008
ASSETS

Cash, cash equivalents, short-term and long-term investments	$118,474	$140,630
Trade receivables	65,490	59,814
Other accounts receivable	7,241	8,110
Inventories	35,982	53,675

INVESTMENT IN AFFILIATES	-	1,554

PROPERTY AND EQUIPMENT, NET	16,610	16,955

GOODWILL AND OTHER INTANGIBLE ASSETS	57,240	57,372

TOTAL ASSETS	$301,037	$338,110

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$35,581	$57,033
Other accounts payable and accrued expenses	42,203	57,111

Total current liabilities	77,784	114,144

LONG TERM LIABILITIES
Long term employees liabilities	4,354	5,831
Long term liabilities others	2,255	2,229

Total long term liabilities	6,609	8,060

TOTAL LIABILITIES	84,393	122,204

SHAREHOLDERS' EQUITY	216,644	215,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$301,037	$338,110

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
December 31, 2009
Cash flows from operating activities:
Net loss	$(1,301)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,699
Capital (Gain)/Loss	267
Stock based compensation expenses related to SFAS 123R	(201)
Amortization of intangibles assets	33
Increase in trade receivables	(12,160)
Decrease in other accounts receivable and prepaid expenses	2,292
Decrease in inventories	4,171
Decrease in trade payables	(139)
Decrease in other accounts payables and accrued expenses	(409)
Decrease in long term employees liabilities	(12)
Decrease in long term liabilities	(50)
Net cash used in operating activities	(5,810)

Cash flows from investing activities:
Purchase of fixed assets	(1,164)
Net cash used in investing activities	(1,164)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	154
Net cash provided by financing activities	154

Decrease in cash, cash equivalents, short-term and long-term investments	(6,820)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	125,294
Cash, cash equivalents, short-term and long-term investments at the end of the period	$118,474